UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Nuvation Bio, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

67080N 101

(CUSIP Number)

ANNE-MARIE PASTER

OMEGA FUND V, L.P.

888 BOYLSTON ST., STE. 1111

BOSTON, MA 02199

TELEPHONE: 617-502-6538

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 20221

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This constitutes a late filing due to administrative oversight on the part of the reporting persons.

CUSIP No. 67080N 101	13D

1.	Name of Reporting Persons Omega Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,072,340
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,072,340
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,072,340 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.9% (2)
14.	Type of Reporting Person (see instructions) PN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)

This percentage set forth on the cover sheets is calculated based on 217,129,125 shares of the Issuer’s Class A Common Stock outstanding as of March 18, 2022 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 4, 2022.

2.

CUSIP No. 67080N 101	13D

1.	Name of Reporting Persons Omega Fund V GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,072,340 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,072,340 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,072,340 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.9% (2)
14.	Type of Reporting Person (see instructions) PN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)

This percentage set forth on the cover sheets is calculated based on 217,129,125 shares of the Issuer’s Class A Common Stock outstanding as of March 18, 2022 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 4, 2022.

3.

CUSIP No. 67080N 101	13D

1.	Name of Reporting Persons Omega Fund V GP Manager, Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,072,340 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,072,340 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,072,340 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.9% (2)
14.	Type of Reporting Person (see instructions) OO

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)

This percentage set forth on the cover sheets is calculated based on 217,129,125 shares of the Issuer’s Class A Common Stock outstanding as of March 18, 2022 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 4, 2022.

4.

CUSIP No. 67080N 101	13D

1.	Name of Reporting Persons Claudio Nessi
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,072,340 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,072,340 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,072,340 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.9% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)

This percentage set forth on the cover sheets is calculated based on 217,129,125 shares of the Issuer’s Class A Common Stock outstanding as of March 18, 2022 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 4, 2022.

5.

CUSIP No. 67080N 101	13D

1.	Name of Reporting Persons Anne-Marie Paster
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of Americas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,072,340 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,072,340 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,072,340 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.9% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)

This percentage set forth on the cover sheets is calculated based on 217,129,125 shares of the Issuer’s Class A Common Stock outstanding as of March 18, 2022 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 4, 2022.

6.

CUSIP No. 67080N 101	13D

1.	Name of Reporting Persons Otello Stampacchia
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,072,340 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,072,340 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,072,340 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.9% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)

This percentage set forth on the cover sheets is calculated based on 217,129,125 shares of the Issuer’s Class A Common Stock outstanding as of March 18, 2022 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 4, 2022.

7.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended to add the following language:

On April 5, 2022, the Reporting Persons sold 2,500,000 shares of Class A Common Stock of the Issuer (“Common Stock”), at a price of $5.57 per share.

On April 26, 2022, the Reporting Persons sold 5,000,000 shares of Common Stock, at a price of $4.97 per share.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a), (b) The aggregate number and percentage of Class A Common Stock of the Issuer owned by each Reporting Person are based upon 217,129,125 shares of Class A Common Stock outstanding as of March 18, 2022.

The Reporting Persons may be deemed to beneficially own an aggregate of 15,072,340 shares of Class A Common Stock. This aggregate number represents approximately 6.9% of the total Shares of Class A Common Stock currently outstanding.

Each Reporting Person may be deemed to beneficially own the shares set forth below:

Omega Fund	—	15,072,340
Omega GP	—	15,072,340
Omega Ltd	—	15,072,340
Nessi	—	15,072,340
Paster	—	15,072,340
Stampacchia	—	15,072,340

The Omega Fund has the sole power to vote and dispose of 15,072,340 Shares of Class A Common Stock as a result of its direct beneficial ownership of 15,072,340 Shares of Class A Common Stock. Omega GP, Omega Ltd, Nessi, Paster, and Stampacchia may be deemed, on an aggregate basis, to have shared power to vote and dispose of 15,072,340 Shares of Class A Common Stock as a result of their deemed beneficial ownership of 15,072,340 Shares of Class A Common Stock.

Pursuant to Rule 13d-4 of the Act, each of Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(c) Except as described in Item 3 of this Amendment No. 1, the Reporting Persons have not effected any transactions in Common Stock during the past 60 days.

8.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

OMEGA FUND V, L.P.

BY: Omega Fund V GP, L.P.
ITS: GENERAL PARTNER

BY: Omega Fund V GP Manager, Ltd.
ITS: GENERAL PARTNER

By:	/s/ * Deirdre A. Cunnane, as Attorney-in-Fact
Director

OMEGA FUND V GP, L.P.

BY: Omega Fund V GP Manager, Ltd.
ITS: GENERAL PARTNER

By:	/s/ * Deirdre A. Cunnane, as Attorney-in-Fact
Director

OMEGA FUND V GP MANAGER, LTD.

By:	/s/ * Deirdre A. Cunnane, as Attorney-in-Fact
Director

/s/ * Deirdre A. Cunnane, as Attorney-in-Fact
Claudio Nessi

/s/ * Deirdre A. Cunnane, as Attorney-in-Fact
Otello Stampacchia

/s/ * Deirdre A. Cunnane, as Attorney-in-Fact
Anne-Mari Paster

9.